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October 14, 2016 VIA EDGAR AND HAND DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Hamburg	San Francisco
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File No. 058626-0001

Attention:	Mitchell Austin
David Edgar

Re:	Travel B.V.
Draft Registration Statement on Form F-1
Confidentially submitted on September 8, 2016
CIK No. 0001683825

Ladies and Gentleman:

On behalf of Travel B.V., referred to in the first Draft Registration Statement submitted under CIK No. 0001683825 as Turbo Travel Holding B.V. (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) with the Securities and Exchange Commission (the “Commission”) on September 8, 2016 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on October 5, 2016 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Submission No. 2, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers or European lawyers. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

October 14, 2016

Prospectus cover page

1.	Here you disclose that you are a controlled company. Please revise to disclose Expedia’s post-offering ownership percentage and provide a cross-reference to your more detailed discussion of the effects of being a controlled company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the prospectus cover page in Submission No. 2 to include placeholders in the diagram for the post-offering ownership percentages as such percentages have yet to be finally determined. The Company undertakes in a subsequent amendment to the Draft Registration Statement and prior to the effectiveness of any registration statement to revise the diagram to include post-offering ownership percentages.

Prospectus summary

Overview

Our business, page 1

2.	Please provide support for your statement that you are a leading global hotel metasearch marketplace.

Response: The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s request, the Company has supplementally provided, under separate cover, support for the statement that the Company is a leading global hotel metasearch marketplace.

3.	You disclose here that you tracked approximately 1.2 billion visits to your websites and apps for the 12 months ended June 30, 2016. However, on page 56 you disclose that the number of visits can be significantly influenced by search engines and other websites and that the direct correlation between the number of visits and your revenue may be limited. In light of these limitations, please also disclose your number of qualified referrals and provide cross-references to the more detailed discussions of these metrics. Additionally, in order to provide context for these metrics, tell us what consideration you have given to disclosing prior period comparative information.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 1 of Submission No. 2 as requested. In response to the Staff’s comment, the Company supplementally advises the Staff that the number of visits to its websites and apps is a useful number to provide investors with information about the existing scale of its activity as compared to the existing scale of other Internet-based businesses that publicly disclose the number of visits to their websites and apps. The Company has not provided comparative information for this statistic, however, because it believes the number of visits to its websites and apps can be significantly influenced by automated scripts designed to browse and collect data on its websites and apps liked the websites and apps of other Internet-based businesses, and similar factors that may vary significantly from period to period for reasons that are unrelated to its business or results of operations. The Company’s measurement of qualified referrals filters out this traffic as well as multiple referrals to advertisers from a single visitor who may ultimately book only one room. The Company believes that the number of qualified referrals, therefore, has historically correlated more closely with the Company’s business performance and results of operations of the Company than does number of visits.

October 14, 2016

Our industry

Evolving traveler behavior, page 3

4.	The sources and dates of several statements about your industry are not clear. For example, you disclose that travelers are increasingly prioritizing experience, with 71% of travelers globally willing to go over their allocated budget if they come across interesting travel experiences; however, you neither identify the source of this statement nor the date of the source. Please revise to do so and to provide support for such statements.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised pages 2, 3, 91, 92 and 93 of Submission No. 2 to identify sources and dates except where the statements are based on readily available public information obtained from popular search engines for which citations were not considered by the Company to provide additional meaningful information to investors. The Company has supplementally provided, under separate cover, support for the statements about the Company’s industry that are stated in Submission No. 2, including sources that the Company has indicated in Submission No. 2 are based on the Company’s research.

Our strengths

High brand recognition and user loyalty, page 5

5.	You disclose your aided brand awareness, as based on your research, in certain countries in May 2016. Please provide support for this statement.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company has revised the disclosure on pages 5 and 95 of Submission No. 2 to include a revised statement based on research results as of August 2016. In response to the Staff’s request, the Company has supplementally provided, under separate cover, support for the statement regarding aided brand awareness for the revised statement as of August 2016.

Relationship with Expedia, Inc., page 7

6.	Please provide support for your belief that you maintain arms’ length commercial relationships on customary terms with Expedia, Inc. and its affiliates. Also, we note that related party revenue increased from 32% of your total revenue in fiscal 2014 to 39% in fiscal 2015. In addition, related party revenue increased approximately 94% in fiscal 2015 compared to fiscal 2014 while other revenue increased approximately 43%. Please revise your management’s discussion and analysis section to discuss the key drivers of this related party revenue growth.

Response: The Company respectfully acknowledges the Staff’s comment and in response, has revised page 7 of Submission No. 2 to remove the reference to arms’ length commercial relationships as the Company believes that it is more helpful to potential investors to describe the nature of the independent relationship than use a term of art. The Company further supplementally advises that all advertisers independently submit bids on the Company’s marketplace based on the advertiser’s internal strategy and marketing decisions. The Company’s algorithm is designed to automatically award advertising priority independent of the identity of the bidder.

October 14, 2016

With respect to the disproportionate increase in related party revenue to total revenue between fiscal 2014 and fiscal 2015, the Company supplementally advises that it is not aware of any drivers for such increase that relate to the revenue’s nature as related party revenue. The Company believes the increase is due to more aggressive bidding for advertising in fiscal 2015 compared to fiscal 2014 on the Company’s marketplace by the Expedia, Inc. group of companies, in the aggregate, and has revised page 73 of Submission No. 2 to focus on the change in revenue from related parties compared to other revenue. The Company draws the Staff’s attention to its results of operations for the six months ended June 30, 2016 included in Submission No. 2, for which revenue from related parties decreased from 39% of total revenue in fiscal 2015 to 35% of total revenue. Revenue from related parties increased by approximately 30% for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 while other revenue increased by approximately 53% during the same period.

Corporate conversion, page 8

7.	Please revise the diagram to disclose the expected post-offering ownership percentages of the public, Expedia and the Founders.

Response: The Company respectfully acknowledges the Staff’s comment and in response, has revised the diagrams on pages 8 and 9 of Submission No. 2 to include placeholders in the diagrams for the post-offering ownership percentages as such percentages have yet to be finally determined. The Company undertakes in a subsequent amendment to the Draft Registration Statement and prior to the effectiveness of any registration statement to revise the diagrams to include post-offering ownership percentages.

Risk factors

Risks related to our industry and business

We have identified a material weakness in our internal control over financial reporting..., page 20

8.	We note that you are currently developing a plan to remediate the material weakness that you identified in your internal control over financial reporting. Please revise to clarify what remains to be completed in your remediation plan. Also, if the material weakness has not been fully remediated, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised pages 22 and 81 of Submission No. 2 to include additional disclosure regarding the plans for remediation of the Company’s material weakness.

9.	You disclose that you are required to make a formal assessment of the effectiveness of your internal control over financial reporting. Please clarify that management will not be required to conduct an assessment of the effectiveness of your internal control over financial reporting until the end of the fiscal year for which your second annual report is due.

Response: The Company respectfully acknowledges the Staff’s comment and in response the Company has revised page 22 of Submission No. 2.

October 14, 2016

One of our product features depends in part on our relationship with third parties..., page 23

10.	Please tell us what consideration you have given to filing any material agreements with the third party that provides you with consumer reviews. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and in response advises the Staff that in considering whether to file any agreements with third parties that provide the Company with consumer reviews, the Company considered the requirements for contracts to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company determined that such agreements are ordinary course agreements and as such would not be required to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K and even if such agreements were not ordinary course, such agreements would not need to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K because such agreements are immaterial in amount and significance.

The Company supplementally advises that it has many agreements under which consumer review information is shared with the Company, and these contracts are considered ordinary course contracts for the business conducted by the Company and its subsidiaries. Even if such agreements were not considered ordinary course, such agreements are immaterial in amount and any individual agreement is not significant to the Company. The information is provided without charge under these agreements. In addition, the Company believes that the loss of any single agreement would be insignificant and would not materially impact the number of consumer reviews the Company is able to provide.

Risks related to our intellectual property

We may not be able to adequately protect our intellectual property..., page 34

11.	We note that you rely on intellectual property and technology developed or licensed by third parties. Please tell us what consideration you have given to filing any related material agreements. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and in response, advises the Staff that the Company considers all of its agreements with respect to third party intellectual property and technology to be ordinary course contracts for the business conducted by the Company and its subsidiaries and determined that no such agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company supplementally advises the Staff that the technology the Company depends on to operate the Company’s marketplace has been developed by the Company and is the Company’s intellectual property. The Company is not substantially dependent on or dependent to a material extent on any agreement with respect to third party intellectual property and technology that, although ordinary course, would require an agreement to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

October 14, 2016

Dutch law and our articles of association may contain provisions that may discourage..., page 40

12.	Please clarify whether Dutch law currently contains, and whether your articles of association that will be in effect upon the completion of this offering will contain, antitakeover provisions.

Response: The Company respectfully acknowledges the Staff’s comment and in response, advises that, consistent with the disclosure in the Draft Registration Statement on page 31, certain provisions of the company’s articles of association may be perceived as an anti-takeover measure. The Company’s dual-class share structure (see page 120 of the Draft Registration Statement) will give greater voting power to the Class B shares beneficially owned by Expedia and the Company’s founders compared to the voting power of the public. In addition, the Company’s articles of association will provide for the binding nomination structure for the appointment of members of the Company’s management board and supervisory board (as discussed above), a qualified majority for the dismissal of members of the management board and supervisory board unless proposed by the supervisory board (also as discussed above), as well as a provision which provides that certain fundamental shareholder decisions (such as amendment to the articles of association, merger, demerger and dissolution) can only be passed if proposed by the Company’s management board, subject to approval by the Company’s supervisory board.

Market and industry data, page 44

13.	If the Phocuswright data is based on a report or other similar type of publication, please disclose the title and date of such publication. Additionally, we note that several statements that appear to be attributed to Phocuswright reference statistics from 2013. For example, on page 2 you state that U.S. leisure travelers have increasingly favored metasearch services, with usage growing from 14% in 2011 to 28% in 2013. Tell us whether you are aware of similar publications that have been prepared by the authors subsequent to the cited publication. If so, confirm that the conclusions do not vary materially from the cited publications or consider revising to include more recent information.

Response: The Company respectfully acknowledges the Staff’s comment and in response, has revised pages 2, 3, 91, 92 and 93 of Submission No. 2 to include the title and dates of the primary sources used. The Company undertakes in a subsequent amendment to the Draft Registration Statement and prior to the effectiveness of any registration statement to revise the Phocuswright statistics from 2013 to include more recent information when it is made available. The Company is aware that the authors are preparing similar publications, and the Company will include the more recent information as soon as the publications become available.

14.	With respect to every third-party statement in your prospectus, such as the information attributed to Phocuswright Inc., please provide us with copies of the relevant portions of the publications you cite. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the publications.

Response: The Company respectfully acknowledges the Staff’s comment and has supplementally provided to the Staff, under separate cover, the materials that support the third-party statements in the Draft Registration Statement. To expedite the Staff’s review, the Company has marked the materials so that the Staff can easily locate and review the relevant data.

October 14, 2016

The Company respectfully advises the Staff that no reports were commissioned for use in connection with the Draft Registration Statement.

15.	You disclose that industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 48 of Submission No. 2 to remove the referenced language.

Corporate structure

Corporate conversion and holding company structure, page 46

16.	You describe several reorganization transactions that you expect to enter into prior to the completion of this offering, including a cross-border merger in which trivago GmbH will merge with and into Turbo Travel B.V. To the extent applicable, tell us the exemption(s) from U.S. registration or tender offer rules upon which you will rely in connection with each transaction. Your response should briefly outline the facts supporting your reliance on any claimed exemptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the steps of the contemplated Corporate Reorganization have been amended as described in the prospectus. The Company has applied the Staff’s comment to the Corporate Reorganization as currently contemplated and supplementally advises the Staff that because the various steps of the Corporate Reorganization will not involve an offer and/or sale of securities, the registration requirements of the Securities Act of 1933 do not apply to the corporate reorganization. In addition, none of the transactions constitutes a tender offer for securities as that term is used in the context of the U.S. federal securities laws. Broadly speaking, the steps of the Corporate Reorganization constitute a private restructuring of shareholdings among a group of large non-US equity stakeholders of a non-public company. As a result, the steps fall within applicable exemptions or safe harbors from registration; to the extent the steps occur after the offering and the Company has public shareholders, the steps do not result in an offer or sale of securities to those investors and continue to qualify for an exemption or safe harbor.

As further described in the prospectus, the issuer (and registrant under the registration statement) is Travel B.V., a newly formed Dutch private company with limited liability (a “B.V.”) that prior to completion of the offering will be converted under Dutch law into a public limited company (an “N.V.”) pursuant to a deed of amendment and conversion. This conversion of the Company from a B.V. to a N.V. (the “Dutch Conversion”) will be effected through a process that is substantially similar to the process that a Dutch company undertakes to amend its articles of association and there will be no issuance of securities in connection with the Dutch Conversion. Also, as noted below, a conversion does not result in the creation of a new legal entity. The Dutch Conversion will require, among other things, that resolutions of the Company’s

October 14, 2016

shareholders be adopted to approve of the Dutch Conversion and the amendment of the Company’s articles of association. In addition, the Company will need to execute a notarial deed of conversion that embodies its new articles of association. The Company does not believe that the Dutch Conversion is subject to Rule 145 because the conversion will not involve or otherwise result in the issuance or conversion of any outstanding securities of the Company or any of the other types of transactions referenced in Rule 145.

In the event that the Dutch Conversion is subject to Rule 145, the Company believes that the Dutch Conversion will be exempt from the registration requirements of Section 5 of the Securities Act pursuant to the exemptions provided by Section 3(a)(9) and Section 4(a)(2) of the Securities Act. If the Dutch Conversion were to be deemed a new issuance of the Company’s ordinary shares, Section 3(a)(9) would provide an exemption from registration as an exchange between the Company and its existing securityholders. The conversion does not terminate the legal existence of the Company or otherwise result in the creation of a new legal entity under Dutch law. As a result, the same issuer requirement of Section 3(a)(9) is satisfied. Although the Company believes that a Section 3(a)(9) exemption is applicable, in the event that the staff believes Section 3(a)(9) is not available, the Company also believes that any deemed issuance of the Company’s ordinary shares as a result of the Dutch Conversion would be exempt from registration under Section 4(a)(2) because it would be a transaction not involving a public offering. In addition, the transaction would qualify for the safe harbor from registration provided under Regulation S because: (1) the transaction would fall within Category 1 (the issuer is a foreign private issuer with no substantial US market interest in the subject equity securities), (2) there will be no directed sales efforts in the United States relating to the Dutch Conversion, and (3) the transaction would qualify as an offshore transaction because there will be no offers in the United States and any buy order deemed associated with the transaction (i.e., the shareholder approval described above) would be placed outside the United States.

Following completion of the offering and the Dutch Conversion and as part of the Corporate Reorganization, trivago GmbH, a subsidiary of the issuer, will be merged with and into the issuer (trivago N.V.) (the “Merger”). The Company believes this merger of a subsidiary into its parent company is exempt from registration under Section 4(a)(2) because it would be a transaction not involving a public offering. The Company further notes that the Preliminary Note to Rule 145, which states that the thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security. In the instant case, the Merger will not require existing security holders of the issuer to elect whether to accept a new or different security in exchange for their existing security because the Merger will not involve the substitution of a new or different security in exchange for an existing security of the issuer. The Merger is an upstream merger in which a wholly-owned subsidiary is merged into its parent company with the parent company as the survivor. Prior to the Merger, the existing public shareholders of the Company would hold Class A ordinary shares of the Company and Expedia would hold Class B ordinary shares of the Company. Upon completion of the Merger, the existing shareholders will continue to hold the same type of ownership (Class A ordinary shares and Class B ordinary shares) of the Company. Therefore, the Merger will not involve an offer and/or sale of securities.

As part of the Merger, the Founders will receive as consideration for their interests in trivago GmbH, Class B ordinary shares of trivago N.V. The Company respectfully submits that the Merger will be conducted in reliance upon the exemption from registration provided by Section

October 14, 2016

4(a)(2) of the Securities Act. None of the three recipients of Class B ordinary shares were or will be solicited through general solicitation or general advertising, whether in the form of the Registration Statement or otherwise, rather they became aware of, and consented to, the proposed Merger through a shareholder resolution and their direct contact with the Company. In addition, similarly as described above, the Merger would likewise qualify for the safe harbor from registration under Regulation S. We note that none of the Founders are resident in the United States.

As described in the prospectus, if the Company (through its subsidiary trivago GmbH) does not receive favorable rulings from the German tax authorities with respect to certain German income tax matters relating to the Merger, we do not intend to consummate the Merger and instead the Founders will, pursuant to a final, binding agreement, contribute all their trivago GmbH shares to trivago N.V in exchange for newly issued Class B ordinary shares in trivago N.V. In addition, trivago GmbH would change its legal form into a German stock corporation (Aktiengesellschaft) becoming trivago AG and then into a European limited liability company (Societas Europaea) (the change of legal form, “German Conversion”). These conversions do not create new legal entities. No securities will be issued in connection with the German Conversion. The German Conversion will require, among other things, resolutions of trivago GmbH’s shareholders be adopted to approve each step of the German Conversion and each amendment of the Company’s articles of association. We believe that the German Conversion may be conducted without registration or other exemption under the Securities Act. See Fresenius Aktiengesellschaft, SEC No-Action Letter (October 10, 2006).

Use of proceeds, page 48

17.	We note that you intend to use the net proceeds from this offering to fund investments in technology, strategic acquisitions, working capital to support growth and other general corporate purposes. Please revise to provide more specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose, to the extent known. In this regard, we note you describe your growth strategies on page 56 but do not indicate the extent to which they will be funded with offering proceeds. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 3.C of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 53 of Submission No. 2 to disclose more specific uses of net proceeds. The Company respectfully advises the Staff that it cannot quantify the uses of proceeds from the offering with more specificity, as such decisions will depend on market and competitive factors as they evolve over time.

Management’s discussion and analysis of financial condition and results of operations

Key factors affecting our financial condition and results of operations

Key factors of our growth, page 56

18.	You disclose a compound annual growth rate (“CAGR”) calculated based on revenue recognized under German GAAP. Please explain your basis for using German GAAP considering your financial statements are presented in accordance with U.S. GAAP. To the extent there is a significant difference, also disclose CAGR calculated pursuant to U.S. GAAP. Alternatively, revise your disclosure to indicate that there is no significant difference.

October 14, 2016

Response: The Company respectfully acknowledges the Staff’s comment and in response, the Company supplementally advises that prior to 2014, the financial statements of the Company were prepared and audited solely under German GAAP. As a result, the Company has disclosed that the CAGR presented in the Draft Registration Statement is based on German GAAP revenue. There are no significant differences between the revenue recognition principles under German GAAP applicable to the Company for the periods presented and the revenue recognition principles applicable to the Company under U.S. GAAP and, therefore, we believe that comparative information under U.S. GAAP is not needed for investors to understand the revenue growth during the applicable periods.

19.	You state that the number of visits can be significantly influenced by search engines and other websites that systematically browse and search your websites and apps for data. Please tell us to what extent this has impacted your current disclosures and if material, explain why you believe this information is useful to investors.

Response: The Company respectfully acknowledges the Staff’s comment and in response the Company supplementally advises the Staff that the number of visits reported by the Company is materially affected by automated scripts designed to browse and collect data on its websites and similar factors. Such visits do not result in any referrals from the Company’s websites and apps to its advertisers to any significant degree and so the difference between the number of visits and the number of times a visit results in at least one referral, referred to in the Draft Registration Statement as a qualified referral, gives investors a rough approximation of the difference between number of visits and visits that drive our financial results (1.2 billion vists versus 422 million qualified referrals for the twelve months ended June 30, 2016).

The number of visits is a statistic that is reported by certain of the Company’s competitors and other Internet businesses. The Company does not have reason to believe that visits to its website from search engines and other websites disproportionately impact the Company, particularly as compared to other travel metasearch businesses. As a result, despite the noise in the number of visits, the Company believes it is a useful statistic to give investors a metric for comparing the gross scale of the Company’s business with other Internet businesses that provide a similar statistic.

Operating performance indicators

Qualified referrals and average revenue per qualified referral, page 59

20.	Please clarify whether revenue is earned for each referral made by a single user or only for the first referral by that user in a given day (i.e., a qualified referral). If revenue is generated by each referral, explain further why you measure your performance based on average revenue per qualified referral as opposed to average revenue per referral and why you attribute the growth in your revenue to the increase in qualified referrals.

Response: The Company respectfully acknowledges the Staff’s comment and in response advises the Staff that revenue is earned each time a user clicks on an advertisement, which the Company calls a referral, and the Company has revised pages 61, 62, 65 and 66 of Submission No. 2 to provide clarification. The Company measures performance based on average revenue per

October 14, 2016

qualified referral, or RPQR, instead of average revenue per referral because RPQR is a measure that describes both the quality of referrals and the efficiency of the Company’s marketplace dynamics. For example, in the process of a hotel search on any given day, a user may click on an advertisement several times or click on several advertisements before actually booking a hotel, so the number of referrals does not always represent the value received by the advertiser. Advertisers must pay the Company for each referral and if there are several clicks that do not result in any revenue for an advertiser, the advertiser will adjust the amount it is willing to pay for a referral on the Company’s marketplace. As described in the Draft Registration Statement, advertisers are able to modify their bids at the individual hotel level on a daily basis in order to appropriately reflect the level of return they expect from a referral for such hotel. Ultimately, the Company believes that since an advertiser can control its return via bidding, a decrease in revenue per referral would not indicate that an advertiser is less likely to advertise, only that it will pay less for each referral in the future, and therefore, that a decrease in revenue per referral alone would not be as indicative of the Company’s financial performance as a measure that combines an approximation of both (i) the number of referrals that are likely to have resulted in a booking and (ii) the value that advertisers receive from the Company’s marketplace.

21.	On page 67, you disclose that it is not unusual for referrals to be generated from automated scripts designed to browse and collect data on your websites. Please clarify whether your number of qualified referrals includes referrals that were generated from these automated scripts, and if so, tell us what consideration you have given to separately quantifying this type of referral.

Response: The Company respectfully acknowledges the Staff’s comment and in response supplementally advises the Staff that the number of qualified referrals does not include referrals generated by automated scripts. Such referrals are removed from the calculation of the number of qualified referrals. See also the Company’s response to the Staff’s comment 34 herein for a description of the controls in place for filtering referals generated by automated scripts.

Results of operations

Revenue, page 61

22.	You state on page 56 that revenue per referral can vary significantly among advertisers and across geographies. In addition, on page 57 you state that you may choose to adopt a different pricing model between mobile and desktop applications, which would likely increase desktop revenue share. Please tell us what consideration was given to providing revenue by geographic region and/or revenue derived from desktops versus mobile. In addition, tell us how you considered providing a breakdown of referrals, qualified referrals and the average revenue per qualified referral separately for each significant geographic region and/or mobile and desktop platforms. Refer to Section III.B of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and in response has included revenue, qualified referrals and RPQR by significant geographic region in Submission No. 2.

The Company supplementally advises the Staff that the Company believes the trend of the increasing share of revenue from mobile is notable primarily as an indicator of the relative importance of the development of the Company’s mobile websites and apps for engaging users.

October 14, 2016

The Company does not believe that the additional granularity potential investors would receive from information about revenue for desktops versus mobile is useful to investors at this time because the Company’s marketplace has only one pricing model and receives the same revenue for a referral from mobile sources as from desktop sources and, therefore, the share of revenue between mobile and desktop does not provide meaningful information about the Company’s historical results of operations.

Quantitative and qualitative disclosure about market risk

Foreign exchange risk, page 66

23.	Please revise to disclose the specific foreign currency exchange rate exposures that represent the primary risk of loss to the company. Refer to Item 4(a) of Form F-1 and Instructions to Item 11(b) of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised page 80 of Submission No. 2.

Critical accounting policies and significant judgments and estimates

Share-based compensation, page 70

24.	For any stock options or other share-based awards granted subsequent to the most recent balance sheet date, please revise your disclosure to include the expected impact the additional awards will have on stock-based compensation expense in future periods.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised page 86 of Submission No. 2.

Business

Our customers, page 83

25.	You disclose that nearly all of your agreements with advertisers, including your agreements with Expedia and Priceline entities, are short-term agreements that may be terminated at will or upon three to seven days’ notice by either party. Please tell us whether you have any material agreement, such as a master service agreement, with any Expedia or Priceline entity that is required to be filed. With respect to Expedia entities, ensure that you consider both Items 601(b)(10)(ii)(A) and (B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and in response confirms that there are no agreements with any Expedia or Priceline entity that is required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K that has not been filed, taking into account with respect to Expedia entities both Item 601(b)(10)(ii)(A) and (B).

October 14, 2016

Management

Senior management and board members, page 89

26.	Please revise to describe the business functions of each of your directors and senior management. See Item 1.A of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised page 104 of Submission No. 2 to describe the business functions of each of its directors and senior management.

Principal and selling shareholders, page 94

27.	You disclose that SEC rules define beneficial ownership to include any shares over which the individual has sole or shared voting power or investment power. Please revise to clarify that beneficial ownership also includes shares over which an individual receives the economic benefit of ownership and confirm that your current disclosure accounts for this aspect of the definition of beneficial ownership. See General Instruction F to Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised page 114 of Submission No. 2.

Related party transactions

Relationship with Expedia

Shared services arrangements, page 97

28.	We note that you have certain informal shared services arrangements with Expedia pursuant to which Expedia provides you with certain services and you pay Expedia a shared services fee. Please revise to describe how the shared services fee is calculated and quantify its amount.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised page 118 of Submission No. 2.

Description of share capital and articles of association

Comparison of Dutch corporate law and our Articles of Association and U.S. corporate law

Dutch Corporate Governance Code, page 116

29.	We note that you do not comply with all of the provisions of the Dutch Corporate Governance Code. Please briefly summarize the provisions of the DCGC that you do not comply with, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and in response advises that the deviations from the Dutch Corporate Governance Code (“DCGC”) include the following:

Under the company’s articles of association, members of the management board and the supervisory board shall be appointed on the basis of a binding nomination prepared by the supervisory board. This means that the nominee shall be appointed to the management board or supervisory board, as the case may be, unless the general meeting of shareholders strips the

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binding nature of the nomination (in which case a new nomination shall be prepared for a subsequent general meeting of shareholders). The company’s articles of association will provide that the general meeting of shareholders can only strip the binding nature of such a nomination with a 2/3 majority vote representing more than half of the issued share capital. The DCGC recommends that the general meeting should be able to pass this resolution by simple majority, representing no more than 1/3 of the issued share capital.

Under the company’s articles of association, members of the management board and the supervisory board can only be dismissed by the general meeting of shareholders by simple majority, provided that the supervisory board proposes the dismissal. In other cases, the general meeting can only pass such resolution by a 2/3 majority representing half of the issued share capital. Similar to what has been described under 1. above, the DCGC recommends that the general meeting of shareholders can only strip the binding nature of such a nomination with a 2/3 majority vote representing more than half of the issued share capital. The DCGC recommends that the general meeting should be able to pass this resolution by simple majority, representing no more than 1/3 of the issued share capital.

The company is presently not intending any other material deviations from the DCGC.

Consolidated financial statements

Consolidated statements of operations, page F-3

30.	We note that you present amortization of intangible assets as a separate line item and a portion of this expense relates to the amortization of acquired technology. We further note that you record depreciation expense related to internally developed software and website costs. Please tell us how the acquired technology and internally developed software are used in your business and what consideration was given to including the related amortization and depreciation expense in cost of revenue pursuant to Rule 5-03(b)(2) of Regulation S-X. To the extent these costs represent costs of revenue, revise to classify such costs accordingly or alternatively, state parenthetically that cost of revenue excludes amortization and/or depreciation. Refer to SAB topic 11.B.

Response: The Company respectfully acknowledges the Staff’s comment and in response supplementally advises that its acquired technology, internally developed software and website development support the overall infrastructure, functionality, and usability of the Company’s platform. The Company’s costs related to the development of internal use software and website development are fundamental to its brand in providing the most effective and intuitive hotel search tool for the Company’s users. The Company has invested in its product over many years and continues to spend significant time and resources on further refining its websites and applications to provide the best possible user experience.

In further response to the Staff’s comment, the Company has revised the Statements of Operations captions on page F-21 and the disclosure on page F-27 in Note 2 to describe the Company’s accounting policy related to the Cost of Revenue.

October 14, 2016

31.	We note that your operating expenses include related-party shared services fees from Expedia. Please tell us what consideration was given to quantifying the amount of operating expenses allocated from Expedia on the face of your consolidated statements of operations. Refer to Rule 4-08(k)(1) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and in response note that the related party shared services fee is recorded in “General & administrative” on the income statement. We will update the face of the income statement to parenthetically disclose the amount of related party shared service fee recorded in General and administrative costs and will update the caption on the face of the income statement to state, “General and administrative, including related party.” Furthermore, we will disclose the amount of related party shared service fee for the years ended December 31, 2015 and December 31, 2014 of €2.8 million and €1.5 million, respectively.

Notes to consolidated financial statements

Note 2. Significant accounting policies

General

32.	We note from your disclosure on page 48 that Dutch law may restrict the company’s payment of dividends. Please tell us how you considered the disclosure requirements of Rule 4-08(e) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and in response undertakes to include the appropriate disclosures in Note 2 – Significant accounting policies at the time trivago GmbH is merged with Travel N.V. and becomes a Dutch entity subject to Dutch law. Furthermore, we respectfully note that the limits on distributions due to Dutch law are disclosed on page 53, Dividend policy and on page 125, Dividends and other distributions.

Revenue, page F-9

33.	We note from your disclosure on page 22 that a significant amount of traffic is directed to your websites through your participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. Please tell us whether you have arrangements whereby you pay fees to affiliates for links that direct user traffic directly to your websites. If so, please describe the significant terms and provisions of these arrangements and tell us how you considered ASC 605-45-45 in accounting for such arrangements. To the extent you account for such revenues on a gross basis, tell what consideration was given to classifying any fees paid to affiliates or others within cost of revenue as traffic acquisition costs.

Response: The Company respectfully acknowledges the Staff’s comment and in response supplementally advises the Staff that the Company earns substantially all of its revenue when users of its websites and apps “click” on hotel offers in the Company’s search results, referred to as referral revenue. Further, a significant portion of traffic from users is directed to the Company’s site through advertising campaigns on third-party websites. In considering the guidance in ASC 605-45-45 in relation to fees paid to affiliates for links that direct user traffic to the Company’s website, it is necessary to first distinguish between users of the Company’s websites and its customers from which the Company is generating revenue, which the Company

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defines as online travel agencies, hotel chains and independent hotels (“advertisers”). Users, as opposed to advertisers, are those directed to the Company’s websites through advertising campaigns on third-party websites. However, only an insignificant amount of the Company’s revenue is generated from these users directed to the Company’s site. There is only an indirect correlation between traffic directed to the Company’s websites and referral revenue generated from customers, as there is no requirement for a user visit to generate a referral (which would result in revenue recognition). Further, the Company is the sole obligor in the arrangement with its customers, maintains latitude in establishing the cost-per-click fees charged to its customers, assumes the credit risk for the amount billed to its customers. As a result of these factors, as well as the indirect relationship between user traffic generated from advertising campaigns on third-party websites and referral revenue generated from customers, the Company recognizes revenue on a gross basis in accordance with ASC 605-45-45. The Company considers traffic acquisition costs to be indirect costs, similar to other advertising fees the Company pays across its various marketing channels, including but not limited to television, out-of-home advertising, and radio. Thus, the Company classifies traffic acquisition costs consistent with other advertising fees as Selling and marketing expense.

34.	You state that it is not unusual for referrals to be generated from automated scripts designed to browse and collect data on your websites. Please explain the review processes that you have in place to identify these anomalies and tell us whether referrals generated from automated scripts have resulted in adjustments to revenue in subsequent periods.

Response: The Company respectfully acknowledges the Staff’s comment and as noted in the Staff comment, referrals could be generated from automated scripts, which are not indicative of actual user clicks and thus also do not meet the criteria for revenue recognition. In order to prevent revenue adjustments in subsequent periods, the Company has robust controls in place to detect these anomalies prior to recognizing revenue. In particular, for each IP address identified, the Company has rule-based software programs in place to compute statistics on user data and to flag unusual activity for manual review. These rules result in flags for behavior such as, but not limited to, a high volume of clicks with an abnormally short period of time between clicks or what would be considered an unusually high volume of clicks based on historical customer data. Further, there are rules to identify pre-defined search bots whereby all traffic from these bots is flagged for manual review. As this activity is monitored on a continuous basis, with flagged activity manually reviewed daily, clicks determined to be generated from automated scripts are removed from referral data prior to invoicing and recognizing revenue. As a result, the Company has no history of billing our customers and recording revenue which resulted in adjustments to revenue in subsequent periods due to automated scripts.

35.	It appears from your website that you have a rewards program that allows users to earn miles. Please describe the significant terms and provisions of this program, as well as any other loyalty or rewards programs, and tell us how you account for such programs, if material.

Response: The Company respectfully acknowledges the Staff’s comment and in response supplementally advises the Staff that the “rewards program” referred to, trivago Community ( the “Community”), is a program whereby the Company utilizes local resources (Community members) to assist in adding missing information to its website, including identification of missing hotels and confirming hotel details, as well as quality assurance, which includes review of information added by other members of the Community. The Community is not in substance a loyalty or rewards program but is in essence a method by which the Company enhances the

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quality of the user experience, which in turn enhances the creditability of the Company’s brand for its customers. Community members earn “miles” based on the content provided and/or reviewed. Note that the term “miles” is not meant to infer that the member earns rewards as it relates to free or discounted third party products, such as airline tickets or hotel rooms. For each 1,500 trivago Community miles earned, a member is eligible to receive €1. Further, we record these expenses, which amounted to €0.5 million and €1.0 million in 2014 and 2015, respectively, as a component of Technology and content.

Leases, page F-10

36.	With regard to the build-to-suit lease for your new corporate headquarters, please tell us how you considered the guidance in ASC 840-40-55 in determining that you should be considered the owner of the building during construction. In addition, explain how you allocated the lease payments between land and building.

Response: The Company respectfully acknowledges the Staff’s comment and in response supplementally advises the Staff that the Company entered into a lease that is a ground-up, new building project with the lease commencing when the construction is completed. The Company is deemed to be the owner of the asset during the construction period, based on the guidance in ASC 840-40-55. The Company’s obligations to the landlord are not explicitly limited to 89% of the then-incurred construction costs prior to construction completion of all landlord assets and non-normal tenant improvements. Uncapped payments to the landlord during construction, including indemnity and remedy payments, would result in the Company being deemed the owner if these payments to the landlord were applicable prior to or during completion of any non-normal tenant improvements or landlord assets. Given that the maximum guaranty test is performed on a worst case basis without regards to probability and includes contingent obligations, the Company has determined that it should be deemed to be the owner of the asset during the construction period and have accounted for the build-to-suit lease in accordance with ASC 840-40-55.

In order to determine the amount of the lease payments to be allocated between land and building the Company has utilized a relative fair value allocation of the lease payments, between the value of a prepaid ground lease over the lease term and the total, expected construction costs of the building.

Foreign currency translation and transaction gains and losses, page F-13

37.	Please revise to disclose your functional currency as determined under ASC 830-10-45. Refer to ASC 235-10-50-1.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised page F-31 of Submission No. 2.

October 14, 2016

Note 16. Segment information, page F-28

38.	The objective of ASC 280-10 is to provide information about the different economic environments in which a company operates. In this regard, we note that you operate in 55 markets and offer access to hotels in over 190 countries. Therefore, please explain your basis for using the location of your legal entities when allocating revenue on a geographic basis and tell us what consideration was given to using other means, such as customer location or the location in which your services are provided. This comment also pertains to your disclosure of long-lived assets. Refer to ASC 280-10-50-41 and 280-10-55-22.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised page F-46 of Submission No. 2 to include additional disclosure in Note 16 regarding the revenue allocation by legal entity.

The Company respectfully advises the Staff that its basis of using legal entities when allocating revenue on a geographic basis is appropriate based on the Company’s contractual relationships with its customers. Although the Company’s customers are diversified worldwide through various markets, its contracts with these customers are driven through the Company’s legal entities and its business, operations and hosting are operated within the legal entities that these contracts have been entered into, most of which are primarily derived from our legal entities which reside in Germany. Furthermore, the Company respectfully advises the Staff that its long-lived assets primarily reside in Germany, and are not spread across the same geographies in which the Company’s revenue is derived from. Therefore, the Company believe’s the disclosure by long-lived assets is appropriate and in line with ASC 280-10-50-41.

Further, the Company respectfully advises the Staff that during 2016 the Company’s leadership team has shifted its focus in how the business is managed and performance is reviewed, resulting in three identifiable segments. In the application of ASC 280-10-50-10 due to the shift in focus of the Company’s chief operating decision maker the Company’s ongoing reporting segments have been identified as Developed Europe, Americas, and Rest of world. As a result, the Company has reflected in its financial statements as of and for the six months ended June 30, 2016 the change in our reporting segments. In addition, the change in reporting segments has been reflected within Note 16 in the annual financial statements.

General

39.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is providing copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials

October 14, 2016

in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

40.	Please provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Submission No. 2 to include all graphics and artwork the Company intends to use in its prospectus.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20.7710.1872 or by fax at +44.20.7374.4460 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David C. Boles

David C. Boles
of LATHAM & WATKINS (London) LLP

cc:	Axel Hefer, trivago GmbH

Robin Harries, trivago GmbH

Marcus C. Funke, Latham & Watkins LLP

Marc D. Jaffe, Latham & Watkins LLP

Rick Kline, Goodwin Procter LLP

Joe Theis, Goodwin Procter LLP